

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

Cyrus Madon
Chief Executive Officer
Brookfield Business Partners L.P.
73 Front Street
Hamilton, HM 12
Bermuda

      Re: Brookfield Business Partners L.P.
          Form 20-F for the year ended December 31, 2020
          Filed March 17, 2021
          File No. 001-37775

Dear Mr. Madon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction